THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

January 26, 2010

VIA EDGAR

Mr. Vincent Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re	The Merger Fund
File No. 811-03445; S000005158

Dear Mr. Di Stefano:

On behalf of The Merger Fund (the “Fund”), we are responding to the telephonic comments you provided to Laura L. Grossman of Fulbright & Jaworski L.L.P. on January 25, 2010 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the letters that the Fund filed with the Commission as correspondence via EDGAR on January 19, 2010 (Accession Number: 0000894189-10-000115) and January 20, 2010 (Accession Number: 0000894189-10-000137).  The Fund’s responses to the Staff’s comments, as numbered in the original letter, are set forth below.

Staff Comment 2: The Staff noted that the fee table should be revised to (i) eliminate the Net Operating Expenses line item, (ii) remove the footnote from the Management Fees line item, (iii) move the Acquired Fund Fees and Expenses line item to the penultimate line, (iv) move the Interest Expense, Borrowing Expense on Securities Sold Short and Dividends on Securities Sold Short line item to under Other Expenses and (v) revise the footnote to refer to expenses rather than fees.

RESPONSE:

The Fund will present Annual Fund Operating Expenses as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.00%1
Distribution and/or Service (12b-1) Fees	0.25%
Other Expenses	0.29%
Interest Expense, Borrowing Expense on Securities Sold Short and Dividends on Securities Sold Short	0.74%2
Acquired Fund Fees and Expenses	0.05%
Total Annual Fund Operating Expenses	2.33%
Fee Waiver	(0.02%)
Total Annual Fund Operating Expenses After Fee Waiver	2.31%
__________
(1)
The Adviser has entered into an agreement with the Fund whereby the Adviser has agreed to reduce its advisory fee so that the advisory fee will be: (i) 1.0% on an annualized basis of the average daily net assets of the Fund on net assets below $1.5 billion; (ii) 0.9% on an annualized basis of the average daily net assets of the Fund on net assets between $1.5 billion and $2.0 billion; (iii) 0.8% on an annualized basis of the average daily net assets of the Fund on net assets between $2.0 billion and $5.0 billion and (iv) 0.75% on an annualized basis of the average daily net assets of the Fund on net assets over $5.0 billion.  This agreement is effective for the period from February 1, 2010 through January 31, 2011, and will continue in effect from year to year thereafter only upon mutual agreement of the Fund and the Adviser.  This agreement will automatically terminate upon the termination of the investment advisory contract.

(2)	This expense information has been restated to reflect current expenses.

Staff Comment 5: The Staff noted that the Fund should describe what is meant by “and other  equity securities” (e.g., warrants).

RESPONSE:

The Fund will state that “Under normal market conditions, the Fund invests at least 80% of its total assets principally in the common stock, preferred stock and, occasionally, warrants of companies which are involved in publicly announced mergers, takeovers and other corporate reorganizations.”

Staff Comment 6: The Staff noted that the Fund should explain in general terms how the Fund’s adviser decides which securities to buy and sell.  The current disclosure does not explain the characteristics of an “attractive” reorganization and does not address how the Adviser decides which securities to sell.

RESPONSE:

The Fund will revise the disclosure on page 6 of the Prospectus as follows:

(5) The Adviser attempts to invest in as many reorganizations, which the Adviser believes will be profitable opportunities, as can be effectively monitored in order to minimize the impact on the Fund of losses resulting from the termination of any given proposed transaction;

The Adviser generally holds securities until completion of the reorganization; however, the Adviser may sell securities sooner if, in the Adviser’s judgment, the risk/reward ratio is no longer favorable.

Staff Comment 9: The Staff noted that the Fund should add other risk factors under  Principal Risks or explain why these risk factors are not principal risks.

RESPONSE:

Supplementally, the Fund notes that because merger arbitrage is an investment strategy that by its nature is not closely correlated with the market, the Fund’s only principal risk factor is that certain of the reorganizations in which it has invested have been renegotiated or terminated.  With rare exceptions, the Fund realizes a profit when a reorganization is completed.  The Fund notes that over its more than 20-year history, virtually all of the risk of loss to the Fund has been due to the renegotiation or termination of pending transactions.

Staff Comment 32: The Staff noted that after the list of fundamental investment restrictions, the Fund should include a narrative explanation summarizing the current limits permitted by the 1940 Act, and any rule or order thereunder, or Securities and Exchange Commission staff interpretation thereof.

RESPONSE:

The Fund will add the following disclosure in its Statement of Additional Information following the list of its fundamental investment restrictions:

With respect to the fundamental policy relating to issuing senior securities set forth in (1) above, “senior securities” are defined as fund obligations that have a priority over the fund’s shares with respect to the payment of dividends or the distribution of fund assets.  The 1940 Act prohibits a fund from issuing senior securities except that the fund may borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose.  A fund also may borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.  The issuance of senior securities by a fund can increase the speculative character of the fund’s outstanding shares through leveraging.  Leveraging of a fund’s portfolio through the issuance of senior securities magnifies the potential for gain or loss on monies, because even though the fund’s net assets remain the same, the total risk to investors is increased.  Certain widely used investment practices that involve a commitment by a fund to deliver money or securities in the future are not considered by the SEC to be senior securities, provided that a fund segregates cash or liquid securities in an amount necessary to pay the obligation or the fund holds an offsetting commitment from another party.  These investment practices include repurchase and reverse repurchase agreements, swaps, dollar rolls, options, futures and forward contracts.  The policy in (1) above will be interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin.

With respect to the fundamental policy relating to borrowing money set forth in (2) above, the 1940 Act permits a fund to borrow money in amounts of up to one-third of the fund’s total assets from banks for any purpose, and to borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes.  To limit the risks attendant to borrowing, the 1940 Act requires the fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of the fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase a fund’s investment portfolio is known as “leveraging.”  Borrowing, especially when used for leverage, may cause the value of a fund’s shares to be more volatile than if the fund did not borrow.  This is because borrowing tends to magnify the effect of any increase or decrease in the value of the fund’s portfolio holdings.  Borrowed money thus creates an opportunity for greater gains, but also greater losses.  To repay borrowings, the fund may have to sell securities at a time and at a price that is unfavorable to the fund.  There also are costs associated with borrowing money, and these costs would offset and could eliminate a fund’s net investment income in any given period.  The policy in (2) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing to the extent permitted by the 1940 Act.  Reverse repurchase agreements may be considered to be a type of borrowing.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.  Such trading practices may include futures, options on futures, forward contracts and other derivative investments.

With respect to the fundamental policy relating to concentration set forth in (4) above, the 1940 Act does not define what constitutes “concentration” in an industry.  The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration.  It is possible that interpretations of concentration could change in the future.  A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry.  The policy in (4) above will be interpreted to refer to concentration as that term may be interpreted from time to time.  The policy also will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.  When identifying industries or sectors for purposes of its concentration policy, the Fund may rely upon available industry classifications.

With respect to the fundamental policy relating to real estate set forth in (5) above, the 1940 Act does not prohibit a fund from owning real estate; however, a fund is limited in the amount of illiquid assets it may purchase.  Investing in real estate may involve risks, including that real estate is generally considered illiquid and may be difficult to value and sell.  Owners of real estate may be subject to various liabilities, including environmental liabilities.  To the extent that investments in real estate are considered illiquid, the current SEC staff position generally limits a fund’s purchases of illiquid securities to 15% of net assets.  The policy in (5) above will be interpreted not to prevent the Fund from investing in real estate-related companies, companies whose businesses consist in whole or in part of investing in real estate, instruments (like mortgages) that are secured by real estate or interests therein, or real estate investment trust securities.

With respect to the fundamental policy relating to lending set forth in (7) above, the 1940 Act does not prohibit a fund from making loans; however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements.  (A repurchase agreement is an agreement to purchase a security, coupled with an agreement to sell that security back to the original seller on an agreed-upon date at a price that reflects current interest rates.  The SEC frequently treats repurchase agreements as loans.)  While lending securities may be a source of income to a fund, as with other extensions of credit, there are risks of delay in recovery or even loss of rights in the underlying securities should the borrower fail financially.  However, loans would be made only when the Adviser believes the income justifies the attendant risks.  The policy in (7) above will be interpreted not to prevent the Fund from purchasing or investing in debt obligations and loans.  In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments, as well as delays in the settlement of securities transactions, will not be considered loans.

Staff Comment 33: The Staff noted that after the list of non-fundamental investment restrictions, the Fund should include a narrative explanation summarizing the current limits permitted by the 1940 Act.

RESPONSE:

The Fund will add the following disclosure following the list of non-fundamental policies:

Under the 1940 Act, the Fund’s purchase of securities of other investment companies currently is limited to, subject to certain exceptions including investments in money market mutual funds, (i) 3% of the total outstanding voting stock of any one investment company, (ii) 5% of the Fund’s total assets with respect to any one investment company and (iii) 10% of the Fund’s total assets with respect to investment companies in the aggregate.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund would like to thank the Staff for the opportunity to respond to these matters.  If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

  Very truly yours,

/s/ Bonnie L. Smith
Bonnie L. Smith
Vice President, Secretary and Treasurer